Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Celator Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-188970) on Form S-1 and (No. 333-193720) on Form S-3 of Celator Pharmaceuticals, Inc. of our report dated March 24, 2014, with respect to the consolidated balance sheets of Celator Pharmaceuticals, Inc. and subsidiaries (a development stage enterprise) as of December 31, 2013 and 2012, and the related consolidated statements of loss and comprehensive loss, stockholders’ equity and cash flows for the years then ended and for the period from November 18, 1999 (inception) to December 31, 2013, which report appears in the December 31, 2013 Annual Report on Form 10-K of Celator Pharmaceuticals, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 24, 2014